UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F
☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: _____________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Administradora de Fondos de Pensiones Provida S.A.

Full Name of Registrant

Former Name if Applicable

Avenida pedro de Valdivia 100

Address of Principal Executive Office (Street and Number)

Santiago , Chile

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

      AFP Provida S.A. (the “Company”) is currently using all of its available resources to review its Life and Disability Insurance provisions under US GAAP. Given the amount of the Company’s resources and management attention required to review the Life and Disability Insurance provisions, it is not feasible for management of the Company to complete its preparation of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 within the prescribed time limit without unreasonable effort or expense.

(1)	Name and telephone number of person to contact in regard to this notification

Gustavo Alcalde	011 562	351-1200

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒   No  ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No  ☐

The Company and its advisors are still measuring the impact of the differences regarding Life and Disability Insurance provisions between the information given by the Insurance Company and the same information adjusted by some relevant variables.

Administradora de Fondos de Pensiones Provida S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2005	By	/s/ GUSTAVO ALCALDE

			Title:	Chief Executive Officer